List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces statement regarding Pension Deficit Funding. (01 July 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 July 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 July 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 July 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 July 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 July 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 July 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 July 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(12 July 2010)
Announcement Company announces total voting rights. (30 July 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 8 September 2010	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Statement re Pension Deficit Funding
Released	07:00 01-Jul-2010
Number	5871O07

RNS Number : 5871O
Diageo PLC
01 July 2010

1 July 2010

Diageo announces 10 year funding arrangements for UK Diageo Pension Scheme

Diageo has today announced that agreement has been reached with the Trustee of the UK Diageo Pension Scheme (the UK Scheme) on a 10 year funding plan.  At the time of the triennial actuarial valuation at 1 April 2009 the deficit of the UK Scheme was £862 million. This triggered a requirement to put in place the 10 year funding plan which has been announced today.

Key points of the agreement include:

•	£197 million which was agreed under the 2006 funding plan has been transferred to the UK Scheme.

•
A pension funding partnership will be formed (the PFP), which will hold maturing whisky spirit as assets. This structure will generate an income to the UK Scheme which is expected to total £25 million each year over the term of the PFP. The PFP is expected to be in place for 15 years after which time the Trustee will be able to sell its PFP interests to the company for an amount expected to be no greater than the deficit at that time, up to a maximum of £430 million.

•
The company will further underwrite the reduction of the UK Scheme deficit through an agreement to make conditional cash contributions into escrow totalling £338 million if an equivalent reduction in the deficit is not achieved over the 10 year term.

•
It is expected that the annual payments to the UK Scheme of £25 million together with payments which are anticipated under the agreement currently being negotiated in respect of the Guinness Ireland Group Pension Scheme will be broadly cash flow neutral against the £50 million per annum which has been paid in respect of the UK Scheme since 2007. These arrangements will have no impact on the value of Diageo's net assets.

Further details:

Diageo has released £197 million to the UK Scheme under the 2006 funding plan. This comprises £147 million released from escrow and an additional £50 million paid directly. In addition Diageo and the Trustee will establish a pension funding partnership. Diageo will contribute at least £430 million to the PFP, £367 million of which will be paid to the UK Scheme which the Trustee has decided to invest in the PFP, with the balance paid directly into the PFP by Diageo companies.

These capital contributions will be used to invest in maturing whisky spirit. The PFP will generate an annual income to the Trustee anticipated to be £25 million. The PFP's investments in the maturing whisky spirit will provide the Trustee with collateral against Diageo's current funding obligations to the UK Scheme. The investment will be made via option arrangements, allowing Diageo to retain effective control over the maturing whisky spirit.

The PFP will be consolidated in the Diageo group accounts and is intended to remain in place for 15 years, after which time the Trustee may sell its investment in the PFP back to Diageo for an amount expected to be no greater than the remaining deficit in the UK Scheme, up to a maximum of £430 million. Diageo will continue to make annual contributions in respect of its employees' future pensions benefits under the UK Scheme, of approximately £50 million annually.

The triennial valuation was carried out during an unusually volatile period for global capital markets and the significant deficit at that time was partly as a result of historical lows in asset values and interest rates. The funding plan includes an allowance for the UK Scheme's deficit to close at a faster rate than expected under the Trustee's valuation assumptions. This allowance is backed by conditional cash contributions, up to a maximum of £338 million, which will be paid into escrow and which will transfer to the UK Scheme at agreed dates if the deficit is not reduced as anticipated over the 10 year term.

Following separate negotiations with the Irish Scheme Trustee, Diageo has provisionally agreed a deficit funding arrangement in respect of the Guinness Ireland Group Pension Scheme (the Irish Scheme). This agreement is subject to regulatory approval. This deficit funding arrangement is anticipated to result in additional initial contributions to the Irish Scheme of approximately €21 million (£17 million) annually over a period of 18 years, provision for further deficit closure supported by conditional cash contributions if the anticipated deficit closure is not achieved, and the Irish Scheme having access to a contingent asset.

-   Ends   -

Diageo Investor enquiries

Sarah Paul
+44 (20) 8978 4326

Nick Temperley
+44 (20) 8978 4223

Diageo Media enquiries

Stephen Doherty
+44 (20) 8978 2528
media.comms@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations and plans with respect to future matters, including trends in results of operations, margins, growth rates, anticipated cash flow, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:57 02-Jul-2010
Number	01355-E9DC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 20,491 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,463,160 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,483,645.

.

P D Tunnacliffe

Company Secretary

2 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:15 07-Jul-2010
Number	01313-2098

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 149 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,463,011 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,483,794.

.

P D Tunnacliffe

Company Secretary

7 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:32 09-Jul-2010
Number	01327-56A8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 591 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,462,420 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,484,385.

.

P D Tunnacliffe

Company Secretary

9 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:22 12-Jul-2010
Number	01521-DB01

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. it received notification on 12 July 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 July 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	17

P S Walsh	7

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 12 July 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	17

S Fletcher	17

D Gosnell	17

J Grover	17

A Morgan	17

G Williams	17

I Wright	17

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.96.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 12 July 2010 from Dr F B Humer, a director of the Company, that he had purchased 725 Ordinary Shares on 12 July 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.96.

3. it received notification on 12 July 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 91 Ordinary Shares on 12 July 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.96.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	24,079

N C Rose	478,895

H T Stitzer	7,963

P S Walsh	728,430

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,878

S Fletcher	94,602

D Gosnell	65,162

J Grover	154,082

A Morgan	149,970

G Williams	185,493 (of which 6,144 are held as ADS *)

I Wright	24,768

P D Tunnacliffe

Company Secretary

12 July 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Treasury Stock
Released	13:46 14-Jul-2010
Number	01344-CD01

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares Diageo plc (the "Company") announces that today, it released from treasury 19,693 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,442,727 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,504,078.

.

P D Tunnacliffe

Company Secretary

14 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:56 16-Jul-2010
Number	01254-61CF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,698 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,439,029 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,507,776.

P D Tunnacliffe

Company Secretary

16 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:39 21-Jul-2010
Number	01138-54C4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,468 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,436,561 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,510,244.

P D Tunnacliffe

Company Secretary

21 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Treasury Stock
Released	13:06 28-Jul-2010
Number	01304-2DEC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 25,350ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,411,211Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,543,714.

J Nicholls

Deputy Company Secretary

28 July 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:23 30-Jul-2010
Number	01422-3D6E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,954,925 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,411,211 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,543,714 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

P D Tunnacliffe

Company Secretary

30 July 2010

END